EXHIBIT 99.1

B Communications Announces Appointment of Director

On March 15, 2012, B Communications Ltd.  (the “Company”) announced that its board of directors has elected Mr. Or Elovitch to serve as a director until the next annual meeting of shareholders.

Mr. Elovitch has served as the chief executive officer of Eurocom Communications Ltd., our controlling shareholder, through its controlling interest in our parent company, Internet Gold - Golden Lines Ltd. since August 2011.

Prior thereto and since 2006, Mr. Elovitch served as Eurocom’s Executive Vice President of Business affairs and Investments. Mr. Elovitch also serves as the chairman of the board of directors of Space-Communication Ltd. and Enlight Renewable Energy Ltd., publicly traded companies (Tel Aviv Stock Exchange) within the Eurocom group.

Mr. Elovitch also serves as a director in various companies within the Eurocom group, such as Bezeq The Israel Telecommunication Corp., the Company's subsidiary, as well as other subsidiaries of Bezeq.  Mr. Elovitch holds a B.A. degree in Business Administration from The College of Management, Tel Aviv and an M.B.A. degree from Baruch College of The City University of New York.  Mr. Elovitch is the son of Mr. Shaul Elovitch, the Company’s chairman of the board.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620